UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Michael Kors Holdings Limited

File No. 333-178282 CF# 27478

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Michael Kors Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on December 2, 2011.

Based on representations by Michael Kors Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.6	through October 31, 2021
Exhibit 10.7	through October 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director